Exhibit 99.1

Press Release

SMIC-Manufactured, Guoxin-Designed Chip Wins

Technology Innovation Award

Shanghai, CHINA, January 18, 2006 - China’s Ministry of Information Industry has recently awarded its prestigious 2005 Technology Innovation award to a digital satellite broadcast receiver chip which was designed by Hangzhou Guoxin Science & Technology Co., Ltd (“Guoxin”) and manufactured by Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK). Guoxin is an IC designer, developer, and supplier of digital television and consumer electronics appliances in China and SMIC is one of the leading semiconductor foundries in the world and China. The chip was manufactured using SMIC’s 0.18um mixed signal process technology.

In its fifth year of history, the Ministry of Information Industry’s Technology Innovation Award is an annual award given out by China’s central government to a select few, either a group or an individual, in recognition for their contributions and achievements towards the invention, innovation and advancement of the domestic information technology industry in China. Hangzhou Guoxin received one out of the total eight awards in 2005 for its innovative broadcast receiver chip designs.

Guoxin’s GX1101 chip is believed to be the first satellite broadcast receiver chip produced domestically in China. The GX1101 chip, exceeding comparable overseas products in terms of its search rate and other configurations, applies a self-patented blind symbol rate search and acquisition technology, featuring single-chip demodulators and channel decoders, which combine to increase the speed of a satellite’s search rate and port configuration. The successful design and manufacturing of the chip represents a breakthrough in China’s domestic satellite broadcast receiver chip technologies, providing broadcast solutions while helping to reduce China’s dependency on imported chips. The GX1101 chip is already in mass production at SMIC and being widely used in the industry.

“The partnership between Guoxin and SMIC dates back to 2001, when Guoxin was first established, and we have been working closely since then. Our products could not have won the major national awards without SMIC’s full support. We look forward to further success in our future collaboration,” said Mr. Zhang Ming, vice president of Guoxin.

“We are delighted that this award recognizes the accomplishments of Guoxin’s technology developments and SMIC’s advanced manufacturing, both rooted in China. Through our continuing partnership with Guoxin, we hope to further contribute to China’s domestic IC design sector and market,” said Dr. Joseph Xie, vice-president of marketing and sales at SMIC.

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI, SEHK: 0981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as the statements regarding the possibility that the GX1101 chips will help reduce China’s dependency on imported chips and through SMIC’s continuing partnership with Guoxin, SMIC hopes to further contribute to China’s domestic IC design sector and market, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

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For more information, please contact:

SMIC Shanghai Reiko Chang +86 21 5080 2000 ext 10544 PR@smics.com	SMIC Hong Kong Calvin Lau / Mei Fung Hoo +852 9435 2603 / 2537 8480 Calvin_Lau@smics.com MeiFung_Hoo@smics.com

PR People Consultancy Ltd. Kenny Hui +852 2868 0545 / +852 9410 7694 kenny.hui@pr-people.com